

April 8, 2013

Via E-mail
Mr. Thomas P. McCaffrey, Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

> **Re:** **BE Aerospace, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-18348**

Dear Mr. McCaffrey:

We have read your response to our comment letter dated March 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Backlog, page 12

1.   We note your response to our prior comment number two and we are unable to agree with your conclusions. Your disclosure states your total backlog is $8.25 billion, which is substantially in excess of twice your fiscal year 2012 sales. Further, as disclosure of backlog information is intended to provide indicative information to investors, we believe such information is material. We also note that you disclose only one named customer representing greater than 10% of your revenues and the sum of two named customers who together, represent 14% of your revenues. You otherwise state you have a broad and diverse customer base with over 300 customers for your commercial aircraft and business jet segments and over 4,000 customers for your consumables management segment. As such, it is unclear to us why you believe disclosure of backlog information at the level of your reportable segments would result in competitive harm or potentially breach any of your customer agreements. Accordingly, in addition to the other expanded backlog information you have agreed to provide, we continue to believe you should provide disclosure of your backlog by reportable segment in future filings. Please contact us at the telephone numbers provided at the end of this letter if you wish to discuss further.

Exhibit 10.12

2.   We have read your response to prior comment six. Please re-file exhibit 10.12 with exhibit A in your next periodic report.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief